UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Registered Direct Offering

On February 10, 2025, Innoviz Technologies Ltd. (the “Company” or “Innoviz”) entered into a securities purchase agreement (“Securities Purchase Agreement”) with certain institutional investors (the “Purchasers”). Pursuant to the Securities Purchase Agreement, the Company agreed to sell in a registered direct offering (the “Offering”) 28,776,978 units to the Purchasers at a purchase price of $1.39 per unit, with each unit consisting of one ordinary share of the Company, no par value per share (an “ordinary share”), and eight tenths of a warrant to purchase one ordinary share (a “warrant”).

The Offering was consummated on February 12, 2025. Innoviz received net proceeds of approximately $37.3 million, after deducting the placement agent fees and offering expenses. The Company intends to use the net proceeds for general business purposes.

The ordinary shares and warrants were issued separately. The warrants are immediately exercisable at $1.69 per share and will expire on February 12, 2030. A holder of the warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the ninety-day period following the closing of the Offering.

Under the terms of the Securities Purchase Agreement, the Company agreed that for a period of 90 days from the closing date of the Offering, it (and its subsidiaries) will not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents, or (ii) file any registration statement or prospectus, or any amendment or supplement thereto, subject to certain exceptions. In addition, the Company agreed that for a period of one year from the closing date of the Offering, not to issue or sell, or enter into any agreement to issue or sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional ordinary shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the ordinary shares at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the Company’s business or the market for the ordinary shares provided that, after 180 days after the closing of the Offering, Innoviz may enter into, or issue ordinary shares in an equity line of credit or an “at-the-market offering.”

WestPark Capital, Inc. acted as the sole placement agent for the Offering.

The ordinary shares and warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-267646) (the “Registration Statement”), previously declared effective by the Securities and Exchange Commission (the “Commission”) on October 11, 2022, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated February 10, 2025.

The foregoing summaries of the warrants and the Securities Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the forms of such documents furnished as Exhibits 4.1 and 10.1, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering entitled “Innoviz Announces Pricing of $40 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the opinions of Naschitz, Brandes, Amir & Co., Advocates and Latham & Watkins LLP relating to the legality of the issuance and sale of the ordinary shares and the warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-265170 and 333-267646) and Form S-8 (File Nos. 333-255511, 333-265169 and 333-270416), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report includes forward-looking statements within the meaning of the federal securities laws, including statements regarding the completion and timing of the offering and the intended use of the proceeds. Forward-looking statements represent Innoviz's current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including the trading price and volatility of Innoviz's securities, risks relating to Innoviz's business and the satisfaction of closing conditions in the securities purchase agreement related to the offering. The forward-looking statements included in this Report speak only as of the date of this Report, and Innoviz does not undertake to update the statements included in this Report for subsequent developments, except as may be required by law.

The Company hereby furnishes the following documents as Exhibits 4.1, 5.1, 5.2, 10.1, 23.1, 23.2 and 99.1.

Exhibit No.	Description
4.1	Form of Warrant.
5.1	Opinion of Naschitz, Brandes, Amir & Co., Advocates as to the validity of the ordinary shares.
5.2	Opinion of Latham & Watkins LLP as to the validity of the warrants.
10.1	Form of Securities Purchase Agreement.
23.1	Consent of Naschitz, Brandes, Amir & Co., Advocates (included in Exhibit 5.1).
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.2).
99.1	Press Release dated February 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: February 12, 2025